SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001 - 14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Leste Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4° Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

TABLE OF CONTENTS

1.	A notice to shareholders dated January 24, 2006 regarding the Extraordinary Shareholders’ Meeting.

2.	A call notice dated January 24, 2006 regarding the Extraordinary Shareholders’ Meeting.

3.	A press release dated January 24, 2006.

NOTICE TO SHAREHOLDERS DATED JANUARY 24, 2006 REGARDING THE

EXTRAORDINARY SHAREHOLDERS’ MEETING

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with Authorized Capital

CNPJ/MF Nº 02.558.144/0001-93

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders of the Company that management determined to change the date of the General Shareholders’ Meeting of the Company from the original date of February 8, 2006, at 2:00 PM to February 22, 2006, at 2:00 PM. As described in the Relevant Fact published on December 6, 2005, the purpose of this meeting is to vote on the terms and conditions of the merger of the Company into Telesp Celular Participações S.A. (“TCP”) (the “Merger”). This date change occurred on account of the registration process with the U.S. Securities and Exchange Commission in connection with the Merger, pursuant to the regulations of such commission, given the listing of the ADRs of TCP and other companies involved in the transaction on the New York Stock Exchange, which registration process has been completed.

We also inform the shareholders that the call notice for this shareholders’ meeting was released today containing specific information regarding the new date of the meeting and the agenda of the meeting, which is the same agenda as that previously published in the prior call notice.

Notice in accordance with SEC regulations: This Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) and U.S. holders of ordinary and preferred shares of the Company are urged to read the U.S. prospectus, which is already available, because it contains important information. The U.S. prospectus prepared for investors in ADSs and U.S. holders of ordinary and preferred shares of the Company was filed with the SEC as part of a Registration Statement on Form F-4 of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus may also be obtained for free from TCP.

São Paulo, January 24, 2006.

Paulo Cesar Pereira Teixeira

Investor Relations Officer

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

CALL NOTICE DATED JANUARY 24, 2006 REGARDING THE EXTRAORDINARY

SHAREHOLDERS’ MEETING

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with Authorized Capital

CNPJ 02.558.144/0001-93 - NIRE 35 3 0032612 1

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders are hereby summoned, pursuant to article 124 of Law 6,404/76, to attend the Extraordinary General Shareholders’ Meeting to be held at 2:00 PM on February 22, 2006, at the head office, located at Avenida Roque Petroni Junior, 1464 - ground floor (auditorium), Morumbi, in the city of São Paulo, State of São Paulo, in order to consider, in light of the Relevant Fact published on December 6, 2005 (“Relevant Fact”), the following agenda:

(a) to consider and resolve about the Financial Statements of the Company dated as of September 30, 2005;

(b) to consider and resolve about the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification entered into by the management of the Company, of Telesp Celular Participações S.A. (“TCP”), and others, which set forth the merger of the Company into TCP, as described in the Relevant Fact;

(c) to ratify the appointment, carried out by the managers of the Company and of TCP, (i) of the independent auditor Deloitte Touche Tohmatsu Auditores Independentes, responsible for the preparation of the statutory book laudo of the net assets of the Company to be conveyed to TCP; (ii) of the specialized firm Goldman Sachs & Companhia, for the valuation of the shareholders’ equity of the Company and TCP, based on the economic value of such companies; and (iii) of the specialized firm Planconsult Planejamento e Consultoria, for the valuation of the shareholders’ equity of the Company and TCP at market prices;

(d) to consider and resolve about the valuation reports referred to in item (c) above; and

(e) to resolve about the exchange ratio of the shares issued by the Company, held by its shareholders and cancelled as a result of the merger of the Company, for shares to be issued by TCP, and the consequent extinguishment of the Company.

ADDITIONAL INFORMATION:

(a) The powers of attorney granted by the shareholders of the Company, for representation at the meeting, shall be deposited at the head office, located at Avenida Roque Petroni Junior, 1464, 3rd floor, lado B, Morumbi, in the city of São Paulo, State of São Paulo (Legal Department), on business days, from Monday to Friday, from 9:00 AM to 6:00 PM, until, at most, 2:00 PM on February 20, 2006.

(b) The shareholders that are part of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA and that intend to attend to this meeting shall deliver a statement containing their respective equity interests, dated up to two (2) days before the date of the meeting.

(c) The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above.

Notice in accordance with SEC regulations: This Call Notice is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (ADSs) and U.S. holders of ordinary and preferred shares of the Company are urged to read the U.S. prospectus, which is already available, because it contains important information. The U.S. prospectus prepared for investors in ADSs and U.S. holders of ordinary and preferred shares of the Company was filed with the SEC as part of a Registration Statement on Form F-4 of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus may also be obtained for free from TCP.

São Paulo, January 24, 2006.

Fernando Xavier Ferreira

Chairman of the Board of Directors

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

PRESS RELEASE DATED JANUARY 24, 2006

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF nº 02.558.132/0001-69 - NIRE 533 0000580 0	TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ/MF nº 02.558.129/0001-45 - NIRE 33.3.0026819-7

TELE LESTE CELULAR PARTICIPAÇÕES S.A. Publicly-held Company C.N.P.J 02.558.144/0001-93 - NIRE 35 3 0032612 1	CELULAR CRT PARTICIPAÇÕES S.A. Publicly-held Company CNPJ: 03.010.016/0001-73 - NIRE 43300039021

PRESS RELEASE

We hereby inform the shareholders that, in regard to the General Shareholders’ Meetings of Telesp Celular Participações S.A. (“TCP”) (NYSE: TCP), Tele Centro Oeste Celular Participações S.A. (“TCO”) (NYSE: TRO), Tele Leste Celular Participações S.A. (“TLE”) (NYSE: TBE), Tele Sudeste Celular Participações S.A. (“TSD”) (NYSE: TSD) and Celular CRT Participações S.A. (“Celular CRT” and, collectively, the “Companies”) initially called to be held on February 8, 2006, at 2:00 PM, in order to approve the mergers described in the Relevant Fact published on December 6, 2005 and the Prospectus (the “Prospectus”) contained in the Registration Statement on Form F-4 of TCP, as amended January 24, 2006, the management of the Companies have decided to transfer the meeting date to February 22, 2006, at 2:00 PM, on account of the process for the registration with the Securities Exchange Commission – SEC of the securities of TCP to be delivered in connection with the merger to holders of American Depositary Shares of TCO, TLE and TSD and to U.S. holders of common and preferred shares of TCO, TLE, TSD and Celular CRT, which registration process has been completed. Upon approval of the mergers at the shareholder meetings, the mergers will be legally effective, subject to all the terms and conditions described in the Prospectus.

We also inform that the call notices for said shareholders’ meetings were released today with all the specific information regarding the new dates and the same agendas as the call notices that were previously published.

São Paulo, January 24, 2006.

Paulo Cesar Pereira Teixeira

Investor Relations Officer

Important Notice: This press release is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares of TCP, TCO, TSD and TLE and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT are urged to read the U.S. prospectus (which also serves as an information statement for holders of ADSs or U.S. holders of shares of TCP), which is now available, because it contains important information. The U.S. prospectus was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of TCP. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2006

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer